SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 May, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 01 May 2025
Exhibit 1.2	Director/PDMR Shareholding dated 01 May 2025
Exhibit 1.3	Director/PDMR Shareholding dated 02 May 2025
Exhibit 1.4	Director/PDMR Shareholding dated 13 May 2025
Exhibit 1.5	Transaction in Own Shares dated 19 May 2025
Exhibit 1.6	Transaction in Own Shares dated 20 May 2025
Exhibit 1.7	Transaction in Own Shares dated 21 May 2025
Exhibit 1.8	Transaction in Own Shares dated 22 May 2025
Exhibit 1.9	Transaction in Own Shares dated 23 May 2025
Exhibit 1.10	Transaction in Own Shares dated 27 May 2025
Exhibit 1.11	Transaction in Own Shares dated 28 May 2025
Exhibit 1.12	Director/PDMR Shareholding dated 29 May 2025
Exhibit 1.13	Transaction in Own Shares dated 29 May 2025
Exhibit 1.14	Director/PDMR Shareholding dated 29 May 2025
Exhibit 1.15	Transaction in Own Shares dated 30 May 2025

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP deferred shares 2024 award

BP p.l.c. (the "Company") announces that on 30 April 2025 the following conditional share awards (the "Awards") were made to the chief executive officer and chief financial officer under the bp Executive Directors' Incentive Plan (the "Plan").  The Awards were made in accordance with the rules of the Plan and the 2023 directors' remuneration policy (the "Policy") and as provided for in the 2024 directors' remuneration report (the "Report"), which were approved by shareholders on 27 April 2023 and 17 April 2025 respectively.

Level of award
The Awards represent thirty-three per cent, and fifty per cent respectively, of the 2025 annual bonus which is required to be deferred into ordinary shares. In calculating the number of bp shares over which this Award has been made, the Remuneration Committee has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 17 April 2025 (£4.21).

Number of shares subject to award
Name	Award
Murray Auchincloss	59,840 ordinary shares
Kate Thomson	51,947 ordinary shares

These Awards will vest in three years in accordance with the rules of the Plan. The chief executive officer and chief financial officer will be entitled to the value of reinvested dividends on those ordinary shares which vest.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	59,840 conditional share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	59,840
d)	Aggregated information - Volume - Price - Total	59,840 Nil consideration. Market value £4.21 Nil consideration. Market value £251,926.40
e)	Date of the transaction	30 April 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	51,947 conditional share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	51,947
d)	Aggregated information - Volume - Price - Total	51,947 Nil consideration. Market value £4.21 Nil consideration. Market value £218,696.87
e)	Date of the transaction	30 April 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP performance shares 2025-2027 award

BP p.l.c. (the "Company") announces that, on 30 April 2025, conditional performance share awards (the "Awards") were made under the bp Executive Directors' Incentive Plan (the "Plan"). The Awards were made in accordance with the rules of the Plan and the 2023 directors' remuneration policy (the "Policy") and as provided for in the 2024 directors' remuneration report (the "Report"), which were approved by shareholders on 27 April 2023 and 17 April 2025 respectively.

Level of award
The Remuneration Committee (the "Committee") has made these Awards at 500% of base salary for the chief executive officer and 450% for the chief financial officer, in line with the Policy. In calculating the number of bp shares over which these Awards have been made, the Committee has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 17 April 2025 (£4.21).

The Committee retains absolute discretion to adjust the formulaic outcome at the time of vesting of the Awards should it not reflect the shareholder experience over the performance period or be otherwise inconsistent with the size of the Award.

Performance conditions
As set out in the Policy and Report, Awards will vest subject to performance against a combination of the following financial and strategic measures:

●       Relative total shareholder return (25%) assessed against a benchmarking group, comprising Chevron, Eni, Equinor, ExxonMobil, Repsol, Shell and TotalEnergies;
●       Return on average capital employed (20%);
●       Adjusted free cash flow compound annual growth rate per share (20%);
●       Cumulative reduction percentage in operated carbon emissions (15%); and
●       Strategic progress (20%), where consideration may be given to the following measures and a holistic review by the Committee of progress against strategy set out in the Capital Markets Update in February 2025:
o  Divestments
o  Net debt
o  Structural cost reduction.

Number of shares subject to award
Name	Award
Murray Auchincloss	1,790,973 ordinary shares
Kate Thomson	923,515 ordinary shares

These awards will vest in three years and in proportion to the outcomes measured through the performance scorecard, with a holding period that requires the shares to be retained for a further three years. The executive directors will be entitled to the value of reinvested dividends on those ordinary shares which vest.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	1,790,973 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,790,973
d)	Aggregated information - Volume - Price - Total	1,790,973 Nil consideration. Market value £4.21 Nil consideration. Market value £7,539,996.33
e)	Date of the transaction	30 April 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	923,515 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	923,515
d)	Aggregated information - Volume - Price - Total	923,515 Nil consideration. Market value £4.21 Nil consideration. Market value £3,887,998.15
e)	Date of the transaction	30 April 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hina Nagarajan
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Purchase of ordinary shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.485	5,000
d)	Aggregated information - Volume - Price - Total	5,000 £3.485 £17,425
e)	Date of the transaction	2 May 2025
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.723	5
d)	Aggregated information - Volume - Price - Total	5 £3.723 £18.62
e)	Date of the transaction	12 May 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.723	102
d)	Aggregated information - Volume - Price - Total	102 £3.723 £379.75
e)	Date of the transaction	12 May 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,632,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,282,000	140,000	210,000
Highest price paid per Share (pence):	370.85	370.70	370.80
Lowest price paid per Share (pence):	365.00	365.15	365.20
Volume weighted average price paid per Share (pence):	367.3800	367.4940	367.4869

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	367.3800	1,282,000
Cboe (UK)/BXE	367.4940	140,000
Cboe (UK)/CXE	367.4869	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2823J_1-2025-5-19.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,637,500 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,287,500	140,000	210,000
Highest price paid per Share (pence):	367.25	367.25	367.00
Lowest price paid per Share (pence):	362.95	363.05	363.05
Volume weighted average price paid per Share (pence):	364.8081	364.8115	364.8454

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	364.8081	1,287,500
Cboe (UK)/BXE	364.8115	140,000
Cboe (UK)/CXE	364.8454	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4749J_1-2025-5-20.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,636,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,286,000	140,000	210,000
Highest price paid per Share (pence):	365.90	365.90	365.90
Lowest price paid per Share (pence):	361.10	361.25	361.15
Volume weighted average price paid per Share (pence):	363.2823	363.4062	363.3966

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	363.2823	1,286,000
Cboe (UK)/BXE	363.4062	140,000
Cboe (UK)/CXE	363.3966	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6582J_1-2025-5-21.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,671,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,321,000	140,000	210,000
Highest price paid per Share (pence):	359.40	359.05	359.05
Lowest price paid per Share (pence):	353.60	353.70	353.75
Volume weighted average price paid per Share (pence):	356.5046	356.6218	356.5806

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	356.5046	1,321,000
Cboe (UK)/BXE	356.6218	140,000
Cboe (UK)/CXE	356.5806	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8565J_1-2025-5-22.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,668,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,318,000	140,000	210,000
Highest price paid per Share (pence):	360.35	360.35	360.15
Lowest price paid per Share (pence):	351.75	351.60	352.10
Volume weighted average price paid per Share (pence):	356.3994	356.4712	356.4893

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	356.3994	1,318,000
Cboe (UK)/BXE	356.4712	140,000
Cboe (UK)/CXE	356.4893	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0490K_1-2025-5-23.pdf

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,639,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,289,000	140,000	210,000
Highest price paid per Share (pence):	362.60	362.50	362.55
Lowest price paid per Share (pence):	357.95	358.10	358.10
Volume weighted average price paid per Share (pence):	360.0206	360.0694	360.0743

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	360.0206	1,289,000
Cboe (UK)/BXE	360.0694	140,000
Cboe (UK)/CXE	360.0743	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2878K_1-2025-5-27.pdf

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,650,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,300,000	140,000	210,000
Highest price paid per Share (pence):	361.50	361.50	361.40
Lowest price paid per Share (pence):	357.30	357.40	357.55
Volume weighted average price paid per Share (pence):	359.1773	359.2710	359.3088

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	359.1773	1,300,000
Cboe (UK)/BXE	359.2710	140,000
Cboe (UK)/CXE	359.3088	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4776K_1-2025-5-28.pdf

Exhibit 1.12

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP Performance Share award 2022-24 vesting

BP p.l.c. announces that, on 27 May 2025, the vesting of shares awarded to the following executive director of BP p.l.c. in 2022 under the BP Executive Directors' Incentive Plan ("EDIP") took place.

The remuneration committee of the board of BP p.l.c. determined that 66.5% of the shares awarded under the EDIP Performance Share award 2022-24 would vest. This determination is detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2024. Under the EDIP plan rules, the number of shares detailed below will be retained for a further period of three years upon vesting before their release to the beneficiary.

	Vested amount, including accrued dividends	Shares representing tax liabilities and costs	Released amount
Murray Auchincloss	714,785	336,621	378,164

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares sold to cover tax liabilities and dealing costs pursuant to the vesting of an award made under the BP Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.594736	336,621
d)	Aggregated information - Volume - Price - Total	336,621 £3.594736 per share £1,210,063.63
e)	Date of the transaction	27 May 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, after adjusting for accrued dividends, tax and dealing costs.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	378,164
d)	Aggregated information - Volume - Price - Total	378,164 Nil consideration. Market value £3.6005 per share Nil. Market value £1,361,579.48
e)	Date of the transaction	27 May 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,653,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,303,000	140,000	210,000
Highest price paid per Share (pence):	363.50	363.50	363.50
Lowest price paid per Share (pence):	356.75	356.95	356.65
Volume weighted average price paid per Share (pence):	359.2903	359.3705	359.2772

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	359.2903	1,303,000
Cboe (UK)/BXE	359.3705	140,000
Cboe (UK)/CXE	359.2772	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6733K_1-2025-5-29.pdf

Exhibit 1.14

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	11,780 share units awarded under the bp Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	11,780
d)	Aggregated information - Volume - Price - Total	11,780 Nil consideration (market value £4.21) Nil (market value £49,593.80)
e)	Date of the transaction	28 May 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 May 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,647,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,297,000	140,000	210,000
Highest price paid per Share (pence):	361.80	361.75	361.75
Lowest price paid per Share (pence):	357.65	357.70	357.80
Volume weighted average price paid per Share (pence):	360.0831	360.1362	360.1344

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	360.0831	1,297,000
Cboe (UK)/BXE	360.1362	140,000
Cboe (UK)/CXE	360.1344	210,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8733K_1-2025-5-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 June 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary